AEGIS CAPITAL CORP.
810 7TH Avenue
New York, New York 10019

January 24, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Nandini Acharya
Dana Hartz
Mark Brunhofer

Re:	Stemline Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-180515

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Stemline Therapeutics, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on Monday, January 28, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from January 10, 2013 to the date of this letter, the preliminary prospectus, dated January 8, 2013, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	110

Copies to prospective dealers:	3

Copies to prospective institutional investors:	400

Copies to prospective retail investors and others:	475

Total:	988

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

As Representative of the Several Underwriters

By:	/s/ Kevin C. McKenna
Name: Kevin C. McKenna
Title: Chief Compliance Officer

[Signature Page to Representative Acceleration Request]